Exhibit 99.1

Harmony Merger Corp. (NASDAQ:HRMN) MUNDOmedia M&A Call Transcript

Monday, January 9, 2017 10:00 AM

Participants

Eric S. Rosenfeld - Chairman and Chief Executive Officer, Harmony Merger Corp.

Jason Theofilos - Founder and Chief Executive Officer, MUNDOmedia

Ross Levinsohn - Executive Chairman, MUNDOmedia

Presentation

Operator

Good morning Ladies and Gentlemen and welcome to the Harmony Merger Corp. MUNDOmedia conference call. All participants have been placed on listen only mode. Our call today contains forward-looking statements concerning the proposed transaction between Harmony Merger Corp. and MUNDOmedia.  These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside the parties’ control and difficult to predict.  These forward-looking statements include, without limitation, Harmony’s and MUNDOmedia's expectations with respect to future performance, anticipated financial impacts of the transactions, approval of the transactions by security holders, the satisfaction of the closing conditions to the transactions and the timing of the completion of the transactions. The forward-looking statements made on this call are only made as of this date, January 9, 2017.

You are advised to read, when available, Harmony’s filings with the Securities and Exchange Commission, including its proxy statement to be used in connection with the solicitation of proxies for the special meeting of stockholders to approve the transaction, because these documents will contain important information about the transaction and the participants’ interest in such transaction.  These documents can be obtained, without charge, at the SEC’s internet website (http://www.sec.gov). It is my pleasure to turn the call over to your host, Eric Rosenfeld, Chairman and CEO of Harmony Merger Corp. Sir, the floor is yours.

Eric Rosenfeld

Hello, this is Eric Rosenfeld, the Chairman and CEO of Harmony Merger Corp and also the CEO of Crescendo Partners. Harmony is the 5th Special Purpose Acquisition Company that our management team has led. Harmony completed its IPO in March 2015 and has $117 million US in Trust, which may be used in order to complete a merger with a privately held company based in the US or Canada. We set out with the intent to find a company with high returns on capital, good historical and prospective growth, barriers to entry and a high quality management team. I am pleased to announce that after reviewing more than 100 potential merger candidates, we have found a company that not only meets, but exceeds, the criteria that we laid out in our prospectus. As announced, Harmony’s Board of Directors and Special Advisor, Joel Greenblatt, have unanimously approved a merger between Harmony and MUNDOmedia, which is a leading data-driven marketing firm.

As Jason Theofilos, Mundo’s founder and CEO and Ross Levinsohn, Mundo’s Executive Chairman will explain in more detail later in this call, Mundo has a unique Key Performance Indicator, or KPI driven approach to acquiring customers for its advertising clients. This strategy ensures that its customers are generating real and measurable returns from their advertising dollars and has led the company to a high customer retention rate. In addition, Mundo’s platform has created significant network effects that give the company a sustainable competitive advantage. The 4 Billion monthly interactions from 1,000 advertising customers running 16,000 campaigns on its platform annually coupled with the 35,000+ unique publishing supply partners provide a robust feedback loop that allows Mundo’s algorithms to match publishers to advertising campaigns that maximize the ROI for both sides. In this matching process, both Mundo and its advertiser clients take no risk. Mundo does not purchase inventory and its advertiser partners only pay when a KPI is met.

This strategy has allowed the company to grow both quickly and profitably since its inception in 2009. I believe that it is important to note that Mundo has never raised any outside equity capital to fund its growth and has been profitable since inception. The Company has grown its revenue and EBITDA at compound average growth rates of 15% and 50%, respectively, over the latest 2 years. In addition, Mundo has a 3 year average ROE of over 20%. Further, Mundo is quite efficient at converting EBITDA to free cash flow due to extremely low CapEx and working capital needs combined with a tax efficient organizational structure which yields a sustainable tax rate below 10%.

I would now like to quickly summarize the transaction and the valuation metrics related to the merger. At closing, Harmony will give Mundo’s shareholders $25 million US in cash and issue $111.5 million in Harmony common shares. In addition, Mundo’s shareholders can earn up to an additional $28.5 million of stock based contingent consideration in two tranches if the Company achieves net income of $15.25 million and $21.5 million in 2017 and 2018, respectively or if the Company’s stock price reaches $12.00 in 2017 or $15.00 in 2018. Mundo’s majority shareholders will have the same lockup as Harmony insiders, which is 12 months with 50% subject to early release if the stock price exceeds $12.50. The Board will initially be comprised of 7 members, with Ross Levinsohn as Executive Chairman and two members to be named by Harmony. In addition, we intend to commence a share and warrant buyback at $1.00 per warrant and $10.50 per common share following the consummation of the merger. Finally, the Company will have a stock option plan in order to incent and retain employees. With only 15% of the deal consideration in cash, clearly Mundo’s shareholders do not view this as a cash out, but as a vehicle that they can use to accelerate the growth of the Company and create value for shareholders.

Harmony is very excited about this deal because we believe that we have found an interesting growth company with a top notch management team at an attractive valuation. Assuming that Mundo is able to hit its net income targets, a Harmony stock price of $10.20 per share, and adjusting for excess cash, Mundo will be trading at about 15.2 times 2017 Net Income and about 11.4 times 2018 Net Income. Given the Company’s impressive growth and high return on equity, we believe that this below market valuation represents an attractive value proposition for Harmony’s shareholders. I’ll now turn the call over to Jason Theofolis, the CEO of MUNDOMedia.

Jason Theofilos

Hello, This Jason Theofilos, CEO and co-founder of MUNDOmedia.

Mundo is a global leader in performance based Data-Driven Customer acquisition and monetization. We offer our advertisers a unique risk free ROI driven user growth solution and fantastic solutions for our publisher partners. At our core we are a technology company and have built and fine-tuned our proprietary MundoTrack platform that allows us to support our clients ever evolving needs.

The platform connects publishers and advertisers by utilizing data to help match the best advertiser to the best consumer in real time ensuring our advertisers only pay us when we deliver a qualified user.

Data is our friend and we have a lot of it. Last year we generated over 28 billion new data points across 16,000 advertiser campaigns and delivered 85 million qualified customers and those numbers are growing month over month. Utilizing the data we gather is the secret sauce of our business and provides us with a huge competitive advantage.

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Our unique product offering is an easy sell to both our publishers and advertisers. We offer flexible cost per engagement/cost per install customer acquisition, quality customers at scale, access to MUNDOmedia’s proprietary data and optimized users and direct and flexible integration for both advertisers and publishers.

Mundo is currently benefiting from the network effect, which we have achieved through years and years of building, gathering data and optimizing. We have over 35,000 publishers connecting into our platform with over 16,000 advertiser campaigns. The more traffic our publishers feed us, the more data we gather which allows us to deliver more qualified customers to our advertisers. The more customers we deliver to our advertisers, the more marketing dollar’s they are able to spend with us which attracts additional advertisers and helps us generate a higher ROI for the traffic our publishers deliver. It is an ever evolving cycle that is organically growing and fast.

Diversification is very important to us and we have truly achieved that goal. We are true to our name Mundo and are proud of how globally diverse our reach is. We touched 180 countries last year with 50% of our revenue generated In North America, 20% in Europe, 20% in Asia and the remainder spread throughout the rest of the world. We also have a very diverse advertiser base with our largest one being less than 10% of our overall revenue and the numbers drop drastically after that. This diversification is another huge competitive advantage for us as most advertisers have a global appetite and most publisher’s traffic is also very global in nature so we are able to deliver more customers and provide better monetization. It’s truly a win win for everyone.

Mundo is positioned in an industry that is growing by leaps and bounds. Mobile advertising spends are up around the world and are projected to continue growing in the foreseeable future. By default we will continue to grow by being in the right place at the right time. On top of that we are seeing our traffic growth increasing faster than the industry average, which is allowing us to gain market share and showing us that our business model, technology and ecosystem are far superior than the rest.

When we started the company 8 years ago we had the thesis that in order to create a sustainable business model everyone in the ecosystem needs to see value and profitability. We feel that we have achieved that goal which can be seen by the stickiness of our advertisers, once we onboard a new advertiser they stick with us for a long time. 80% of the revenue we generated in 2016 was with advertisers that had been with us since 2014 and many have been working with us much much longer. Since we provide a risk free transaction to our advertisers it’s a very easy sales process and the incentives are in place for them to work with us indefinitely.

I am proud of the team we have built at Mundo, it is truly a family with years of industry experience. Our executive team alone has a combined 75 years of relevant experience. Having a global presence is also important to us. We are headquartered in Toronto with offices in Luxemburg and Beijing and plan on opening offices in San Francisco in of Q1 this year.

Another core value at Mundo is profitability. As Eric mentioned earlier Mundo has been profitable since inception and we have never raised any outside capital. We have built a culture of financial responsibility depending on technical innovation and adapting to a changing world rather then spending investor money to achieve our goals. Our technology platform and organizational structure is at a point of maturity. All revenue growth spills to the bottom line with no real need to add additional head count or technology infrastructure aside from some additional customer service staff.

2016 was a great year for us with a projected $113 million in revenue and $13 million in EBITDA with continued growth expected in 2017 and 2018 and we are confident that we can hit these numbers organically irrespective of the transaction with Harmony.

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That said, I am very excited about the opportunity to accelerate our growth through the Harmony transaction. Having a public currency and additional growth and acquisition capital, we believe we now have the tools to highly incentivize employees and make synergistically and vertically intergraded acquisitions to further grow the business outside of our planned organic growth.

I now want to introduce our Chairman, Ross Levinsohn.

Ross Levinsohn

Good Morning.  It is an exciting time in the continued evolution of the consumer internet and media businesses.  Over the past 5 years, we’ve begun to see a dramatic shift in how advertising is bought, sold and measured.

A short 5 years ago, the term programmatic was not prevalent, nor understood.  Today, we are approaching 50% of all digital advertising bought and sold having an element of programmatic as a part of it.

Five years ago, analysts saw a $20 billion opportunity in the United States alone for the digital advertising community.  When one looked at the gap between the time consumers spent engaging in digital media, and the money advertisers spent within that ecosystem, they saw an opportunity for 10s of billions of dollars to shift from other media categories like radio, outdoor and television towards digital.  Today, those time spent to advertising spent ratios have leveled out, and more than 20 billion has shifted – the experts were right.

Today, that same opportunity exists in mobile.  Those same experts, show an even bigger opportunity in dollars shifting to mobile, as the engagement numbers are even greater.  Consumers usage continues to surge in all things mobile, and the industry is scrambling to satiate the desire for marketers to reach consumers where they are. This is a great team and a great company and I am thrilled to be a part of it and join Jason as part of MUNDOmedia.

One of the biggest things surrounding these shifts is measurement.  We have seen decades and decades of dollars being spent by marketers in all mediums with scant research that proved whether the spends actually worked.  Even today, many dollars are based on “diaries” which television ratings services use to calculate the audiences.  Even though the capabilities exist to measure nearly every interaction with consumers, we depend on “samplings” to actually spend enormous chunks of advertising.

All the signs however, are pointing to a change.

More and more often, marketers and agencies are calling for measurement and validity to justify every dollar spent.  It is for this reason, along with several others, that I sought out a company that I could be involved with, that would be a leader in fostering the evolution of valued marketing.

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MUNDOmedia has emerged from the pack as one of the most important companies driving our industry forward.  As someone who has bought and sold advertising across all platforms over the past 25 years, I have seen trends come and go.  I have seen the shifting sands of the media industry, and I’m more certain than ever that the demand from advertisers and marketers to quantify its investments over the next decade will become greater and greater.  MUNDOmedia has built a powerful business delivering precision marketing solutions.  It satisfies the demands from marketers.  It identifies the value of high quality environments for publishers, and helps them monetize those opportunities at higher levels.  It slams the door on ad fraud.  MUNDOmedia has the ability to take the guesswork out of spending advertising across the web and now the massive mobile market.  The opportunities are endless because today transparency is the most important measure of success.  MUNDOmedia delivers a powerful troika of measurement, delivery and performance, and I couldn’t be more excited to be joining the board and to serve as Executive Chairman to bring my experience and relationships to the table to help with their journey.

Operator

Thank you Ladies and Gentlemen, this does conclude our conference call for today. You may now disconnect your lines at this time. Thank you for your participation and have a wonderful day.

Disclaimer

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is” without express or implied warranties of any kind.

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